02038503

SEC MAIL PROCESSING
RECEIVED
MAY 31 2002
WASH, D.C. 155 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUN 12 2002
THOMSON
FINANCIAL

For the press release dated May 29, 2002

Global Light Telecommunications Inc.
(Translation of Registrant's name into English)

#530 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of Principal Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
(Form 20-F__________ Form 40-F ___X___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(check one) Yes __________ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Global Light Telecommunications Inc.

By: __________________
Donald D. MacFayden
Chief Financial Officer

Date: May 29, 2002

Global Light
Telecommunications Inc.

May 30, 2002

SEC MAIL PROCESSING
RECEIVED
MAY 31 2002
WASH, D.C. 155 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20594

Dear Sirs:

Re: Global Light Telecommunications Inc. (the "Corporation")

We enclose for filing eight complete copies (one of which has been manually signed) of the Corporation's Report filed on Form 6-K pursuant to Rule 15d-16 of the Securities Exchange Act of 1934 (the "Exchange Act") for the Corporation's notice dated May 29, 2002.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities and Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Corporation is subject to the Exchange Act.

Please do not hesitate to contact the undersigned should you have any questions.

Yours truly,

GLOBAL LIGHT TELECOMMUNICATIONS INC.

Per:

Alison Thompson
Executive Assistant

Encl.

SUITE 530 - 999 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2W2
TEL: 604-688-0553 888-234-4423 FAX: 604-688-7330 www.ggbtelecom.com

Global Light
Telecommunications Inc.

SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2002
WASH, D.C. 155 SECTION

AMEX:GBT

May 29, 2002

GLOBAL LIGHT ANNOUNCES BOARD CHANGES AT UPCOMING AGM 2001 FINANCIAL RESULTS

Vancouver, British Columbia – May 29, 2002 – Global Light Telecommunications Inc. (the "Company") *(AMEX: GBT)* reports that its 2002 Annual General Meeting will be held on June 28, 2002 in Vancouver, B.C. In that connection, a slate of five individuals, who have agreed to stand for election to the Board of Directors, has been nominated. The nominees for the Board are:

Steven A. Van Dyke CFA, Managing Principal of Bay Harbour Management, L.C., an investment management corporation formed in 1996. Mr. Van Dyke founded Bay Harbour's predecessor in 1985. Mr. Van Dyke is a director of Barney's New York, Inc., Swifty Mart and Buckhead America Corp. He received a B.A. in finance from the University of Kentucky. He is a Chartered Financial Analyst and a member of the Financial Analysts Society of Central Florida and the Association of Investment Management and Research.

Matthew B. Milstead, President and Chief Operating Officer of New World Network Holdings, Ltd., the majority owner of the ARCOS network in the Caribbean basin. Mr. Milstead has an engineering degree from Virginia Polytechnic Institute and State University and a Masters degree in management from George Washington University, Washington D.C.

Paul Witzel, President of a private consulting company providing services to and investing in land development companies and other ventures since 1982. Mr. Witzel obtained a Bachelors degree in Mathematics from the University of Waterloo. He is a Chartered Accountant and a member of the Institute of Chartered Accountants of British Columbia.

Benny Bee, Sr., Chairman of Bee Broadcasting, a broadcaster operating four radio stations in the State of Montana. Mr. Bee has owned and managed these radio stations for over twenty-four years.

Gordon Blankstein, President, CEO and currently a director of Global Light will also stand for re-election as a director.

The Company expects that the newly reconstituted Board, which represents significant shareholder interests, will provide the Company with the resources, background and expertise necessary for moving forward to meet the challenges ahead for the coming year.

This past year and, in particular, the past six months, has been difficult for companies operating within the telecommunications sector, particularly those operating within the fixed line long haul carrier segment. The Company and its two joint ventures, Bestel, a facilities based carrier in Mexico, and New World, majority owner of the ARCOS network in the Caribbean region, have been affected by these external conditions.

Bestel made significant progress during 2001 in establishing itself in the Mexican marketplace. Its 2001 revenue was over US$90 million – more than double its 2000 revenue of US$44 million. EBITDA for 2001 was in excess of US$16 million. Subsequent to December 31st short term factors within the telecommunications environment changed the market conditions in Mexico and will have a negative impact on Bestel's operations in 2002. These factors include continued pricing pressures, changes in settlement rates, slower growth in higher margin segments, limited financing alternatives and customers and carriers in a distressed financial condition. Bestel is currently reviewing its alternatives with respect to the interest payment on its 12 ¾% senior notes which was initially due on May 15th and remains unpaid – if it remains unpaid, or if satisfactory arrangements are not made with bondholders, before June 15th, then a default situation with respect to the bonds will likely exist. Bestel's capital programs for 2002 have also been deferred.

New World has completed its network in the Caribbean basin (ARCOS) and began limited operations in the fourth quarter of 2001. Full operations with service capability on the entire network commenced in the first quarter of 2002. New World is experiencing significant customer interest and demand for capacity sales, however, in today's environment most customers are purchasing on the basis of short term requirements rather than longer term requirements or commitments. This shift in the nature of customer demand will have a short term impact on cash flows. New World is considering a US$4 million equity offering to offset immediate requirements in the third quarter of this year.

The Company has also reported its financial results for the twelve months ended December 31, 2001. Total consolidated assets stood at US$399 million as of December 31, 2001 up from US$323 million as of December 31, 2000. Capital assets increased from US$213 million at December 31, 2000 to US$334 million at December 31, 2001. Consolidated revenue for the year 2001 was US$43 million compared to US$67 million for the twelve months ended December 31, 2000. The net loss before income taxes for 2001 was US$43 million compared to US$32 million for 2000.

The decline in revenue in 2001 from 2000 reflects the disposition during the course of 2000 of the Company's indirect interests in certain international wholesale carrier resale operations and certain operations in Europe. While revenues were down from 2000 as a result of these transactions this decline was partially offset by an increase in recurring revenue contributions from the Company's activities in Mexico through its proportionate interest in Bestel. During 2001 New World focused on completing the construction and development of its network which became fully operational in the first quarter of 2002. In this development phase during 2001 New World incurred ongoing operational expenses without the benefit of revenue generation. The Company's proportionate interest in these development expenses contributed to its loss for the year 2001. Revenue contributions from New World will commence in 2002. The increase in the Company's assets and capital assets from 2000 to 2001 reflects the Company's proportionate interest in the significant construction and development activity by New World in respect of the ARCOS network during 2001. This construction was financed through New World's credit facility with Barclays Capital. The Company's increased consolidated debt level from 2000 to 2001 reflects the Company's proportionate interest in New World's increased debt level during 2001.

About New World Network

New World Network is a carrier's carrier that provides advanced, high-speed bandwidth capacity to telecommunications companies and Internet Service Providers. The company's Americas Region Caribbean Optical-Ring System (ARCOS) is the leading undersea broadband fiber-optic cable network connecting the U.S., Mexico, Central America, South America and the Caribbean. ARCOS is co-owned by 28 carriers throughout the region and is led by New World Network, the majority owner with an approximate 86.4% ownership interest.

About Bestel

Bestel is a facilities-based telecommunications company in Mexico that provides domestic and international broadband services to carriers, wholesalers and corporate customers. Bestel designed, constructed and operates a next-generation fiber optic network extending more than 4,100 km utilizing Mexican railroad rights of way. The network also extends into the southern part of the United States. Bestel also has over 500 km of metropolitan rings for local access in the major cities of Mexico and over 3,000 km in additional network capacity in swapped, leased and purchased fiber. Bestel also has certain point-to-point and point-to-multipoint wireless licenses in Mexico.

About Global Light

Global Light holds a 49% interest (undiluted) in each of New World Network Holdings, Ltd. and Bestel, S.A. de C.V.

For further Information:
Global Light Telecommunications Inc.
604-688-0553

No stock exchange has reviewed or approved the contents of this press release. The Canadian Venture Exchange Inc. does not accept responsibility for the accuracy or adequacy of this press release.

This press release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Bestel's, New World's and Global Light's actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include: statements regarding the impact on operations of short term factors affecting the telecommunications sector such as continued pricing pressures, changes in settlement rates, slower growth in higher margin segments, limited financing alternatives, and the impact on operations of carriers and customers in a distressed financial state; expectations regarding Bestel's and New World's financial position and their expected funding requirements and capital programs; and statements regarding the nature of customer demand. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as uncertainties related to the telecommunications industry, risks related to delays in construction and installation of additional routes and capacity on Bestel's and New World's networks, risks related to increased construction costs and costs related to the development of business and marketing operations, demand for fiber optic and telecommunications services, risks related to obtaining the funding necessary to meet ongoing financial obligations including debt service payments, fluctuating results related to economic risks, risks related to the political and economic environment in Mexico and other countries in Latin America and other risks more specifically detailed in the Company's reports and filings filed with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOBAL LIGHT TELECOMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars. Prepared in accordance with Canadian GAAP.)

DECEMBER 31, 2001 and DECEMBER 31, 2000

		2001		2000
		(unaudited)		(audited)
ASSETS				
Current assets	$	56,870	$	89,121
Due from Bestel, S.A. de C.V.		277		14,564
Capital assets		334,118		213,112
Other assets		8,356		6,661
	$	399,621	$	323,458
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	$	96,583	$	75,739
Long-term debt		231,319		160,642
Convertible debentures		34,975		29,980
Deferred revenue		12,682		-
Future income taxes		9,987		-
Other		3,764		-
Shareholders' equity:				
Share capital		155,020		148,306
Convertible debentures		7,244		7,875
Contributed and other surplus and deficit		(151,953)		(99,084)
		10,311		57,097
	$	399,621	$	323,458

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States Dollars, except per share amounts. Prepared in accordance with Canadian GAAP.)

		Three months ended December 31,				Twelve months ended December 31,		
		2001		2000		2001		2000
REVENUES	$	11,921	$	6,543	$	42,740	$	67,444
EXPENSES (RECOVERIES):								
Amortization		940		2,420		9,181		17,284
Direct cost of revenues		5,299		2,229		16,056		54,063
Development, selling, administrative and other		21,015		7,367		42,628		45,610
Interest expense on long-term debt and convertible debentures		(80)		4,304		17,338		25,623
Reduction of negative carrying value of investments		–		(27,730)		(4,537)		(27,730)
Equity interest in net loss of investments		2,393		(8,225)		5,238		9,647
		29,567		(19,635)		85,904		124,497
Loss before non-controlling interest		(17,646)		26,178		(43,164)		(57,053)
Non-controlling interest		–		(4,320)		–		24,928
Loss before income taxes		(17,646)		21,858		(43,164)		(32,125)
Future income taxes		(9,171)		-		(9,171)		-
Net loss	$	(26,817)	$	21,858	$	(52,335)	$	(32,125)
Loss per share					$	(1.69)	$	(1.13)

This financial information has been prepared utilizing Generally Accepted Accounting Principles applicable in Canada. This information should be read in conjunction with the December 31, 2001 audited financial statements of the Company and other information about the Company in current and previous filings by the Company.